March 25, 2025

Jiulong You
Chief Executive Officer
Pinnacle Food Group Limited
600 837 West Hastings Street
Vancouver BC V6C 2X1 Canada

       Re: Pinnacle Food Group Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed March 18, 2025
           File No. 333-285363
Dear Jiulong You:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Exhibits

1. Please revise the following exhibits to your registration statement to address the matters noted below:

             Please revise the legal opinions filed as exhibits 5.1 and 5.2, respectively, to remove any inappropriate assumptions. In this regard, it is not appropriate for a counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. For example, we note the assumptions in the
5.1 legal
           opinion provided by Conyers Dill & Pearman LLP that: (1) "the Company will have sufficient authorised share capital to effect the issue of any Class A Common
           Shares at the time of issuance;" (2) "at the time of entering into the Underwriting
           Agreement and issuing and transferring the Class A Common Shares and Representative Warrants, and after entering into the Underwriting
Agreement and
           issuing and transferring the Class A Common Shares and Representative Warrants
 March 25, 2025
Page 2

          and at all other material times, the Company is and will be solvent and will be able to pay its liabilities as they become due;" and (3) "the resolutions contained in the Resolutions were passed by unanimous written resolutions of the directors of the Company, remain in full force and effect and have not been and will not be rescinded or amended." We also note the assumptions in the 5.2 legal opinion provided by Carter Ledyard & Milburn LLP that "[i]n connection with the opinion expressed above, we have assumed that at or prior to the time of the issuance of
          the Representative   s Warrants: (i) the Board of Directors of the
Company shall
          have duly established the terms of the Representative   s Warrants
and duly
          authorized their issuance and such authorization shall not have been modified or rescinded." Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

            Please revise the opinion filed as exhibit 8.2 provided by DLA Piper (Canada)
          LLP to clarify that Canadian counsel is opining on certain Canadian legal matters, and revise your registration statement to clearly identify which disclosures are the opinion of Canadian legal counsel, including with regard to your tax disclosures.
          Refer to Section III.A.1 of Staff Legal Bulletin 19.
General

2.    We note that slide 13 of your Free Writing Prospectus, filed March 19,
2025,
      discloses that: (1) the global hydroponics market will be valued at $17.3 billion in
      2024, and will grow at a CAGR of 16.2% to reach $66.6 billion by 2033 according to
      Dimensions Market Research (2024); and (2) the global hydroponics market will grow from $15.57 billion in 2024 to $28.95 billion in 2029, representing a CAGR of
      13.7% according to The Business Research Company (2025). Please revise to clarify the global hydroponics market size in 2024, given that the two sources cited in your slide appear to provide conflicting figures. Please also revise to provide a more detailed discussion of the material assumptions underlying the global hydroponics market size projections for 2029 and 2033, including any assumptions underlying the growth percentages. Revise your registration statement to include conforming changes. To the extent you commissioned any of the research cited in slide 13, please disclose the same and file the consent of the relevant third party as an exhibit to your registration statement. See Securities Act Rule 436.
 March 25, 2025
Page 3

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Pang Zhang-Whitaker, Esq.